Matcherino, Inc.

Profit and Loss YTD Comparison Unaudited
January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
Income			
4001 Match Contributions	-5,372,718.25	-6,185,379.40	$ -11,558,097.65
4002 Match Contributions Payout	5,377,209.54	6,189,788.40	$11,566,997.94
4010 Match Transaction Fees	88,601.37	110,131.88	$198,733.25
4020 E-Commerce (DLC)	7,871.00	9,336.46	$17,207.46
4030 Ticketing & Registration	172.00	158.00	$330.00
4040 Sponsorships	35,000.00	25,606.00	$60,606.00
4050 Game Publisher Fees	60,500.00	305,604.00	$366,104.00
4100 Billable Expense Income	6,969.83	7,081.00	$14,050.83
4101 Celebrity Fan Matches	0.00	0.00	$0.00
4102 Merchandise Sales	0.00	0.00	$0.00
4103 zzz Do Not Use	0.00	0.00	$0.00
Billable Expense Income (deleted)	0.00	0.00	$0.00
Sales (deleted)	0.00	0.00	$0.00
Sales of Product Income	0.00	0.00	$0.00
Sales of Product Income (deleted)	0.00	0.00	$0.00
Unapplied Cash Payment Income	0.00	0.00	$0.00
Total Income	**$203,605.49**	**$462,326.34**	**$665,931.83**
Cost of Goods Sold			
5000 Cost of Goods Sold	-354.80	278.84	$ -75.96
5100 Cost of Services Sold	12,517.00	38,952.00	$51,469.00
5101 Hosting	243.74	197.65	$441.39
5102 Internet Access	0.00	0.00	$0.00
5103 Licenses	0.00	0.00	$0.00
5104 Payment Processing	3,840.00	1,461.20	$5,301.20
5105 PayPal Fees	65,258.43	99,044.61	$164,303.04
5106 Player Payouts	112,752.36	200,969.27	$313,721.63
Total Cost of Goods Sold	**$194,256.73**	**$340,903.57**	**$535,160.30**
GROSS PROFIT	**$9,348.76**	**$121,422.77**	**$130,771.53**
Expenses			
bank (deleted)	0.00	0.00	$0.00
Consulting and Professional Fees	0.00	0.00	$0.00
Consultant Fees	42,760.80	41,614.84	$84,375.64
Legal & Professional Fees	52,107.50	48,953.50	$101,061.00
Software Dev - Consulting	184,283.26	138,169.37	$322,452.63
Total Consulting and Professional Fees	**279,151.56**	**228,737.71**	**$507,889.27**
Facilities and Infrastructure	0.00	0.00	$0.00
Depreciation	883.32	883.32	$1,766.64

Matcherino, Inc.

Profit and Loss YTD Comparison Unaudited
January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
Fees and Taxes	0.00	0.00	$0.00
Bank Charges	1,074.03	897.93	$1,971.96
Payroll Processing Fees	2,823.21	2,944.05	$5,767.26
Taxes & Licenses	2,771.86	3,440.73	$6,212.59
Total Fees and Taxes	**6,669.10**	**7,282.71**	**$13,951.81**
Fees and Taxes (deleted)	0.00	0.00	$0.00
Insurance	34,056.53	38,580.06	$72,636.59
Rent	25,764.15	0.00	$25,764.15
Repair & Maintenance	9.64	0.00	$9.64
Shipping, Freight & Delivery	145.25	146.00	$291.25
Telephone	1,313.08	0.00	$1,313.08
Utilities	0.00	0.00	$0.00
Total Facilities and Infrastructure	**68,841.07**	**46,892.09**	**$115,733.16**
Marketing	0.00	0.00	$0.00
Digital Marketing	0.00	0.00	$0.00
Player Incentives	0.00	0.00	$0.00
Total Digital Marketing	**0.00**	**0.00**	**$0.00**
Marketing, Ads & Promo	134,548.91	128,873.66	$263,422.57
Sponsorship Commissions	1,249.76	4,500.00	$5,749.76
Total Marketing	**135,798.67**	**133,373.66**	**$269,172.33**
Outside Services (deleted)	0.00	0.00	$0.00
Payroll and Benefits	0.00	0.00	$0.00
Employer Taxes	67,402.60	65,366.31	$132,768.91
Health and Welfare	63,646.77	66,288.32	$129,935.09
Health and Welfarefare (deleted)	0.00	0.00	$0.00
Officer Wages	0.00	0.00	$0.00
Salaries and Wages	1,078,919.59	985,788.07	$2,064,707.66
Total Payroll and Benefits	**1,209,968.96**	**1,117,442.70**	**$2,327,411.66**
Payroll Expenses (deleted)	0.00	0.00	$0.00
Product Development	0.00	0.00	$0.00
Design	0.00	655.98	$655.98
Total Product Development	**0.00**	**655.98**	**$655.98**
Purchases	0.00	0.00	$0.00
Supplies and Equipment	0.00	0.00	$0.00
Employee Morale	0.00	0.00	$0.00
Office Expenses	669.12	2,633.09	$3,302.21
Office Supplies	2,277.70	2,884.19	$5,161.89
Software Licensing	44,188.90	62,407.95	$106,596.85
Total Supplies and Equipment	**47,135.72**	**67,925.23**	**$115,060.95**

Matcherino, Inc.

Profit and Loss YTD Comparison Unaudited
January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
Travel and Entertainment	0.00	0.00	$0.00
Airfare/Transportation	548.59	533.04	$1,081.63
Automobile Parking	42.69	210.96	$253.65
Hotel Lodging	-5.54	0.00	$ -5.54
Meals and Entertainment	509.00	60.70	$569.70
Meals and Entertainmentl (deleted)	0.00	0.00	$0.00
Total Travel and Entertainment	**1,094.74**	**804.70**	**$1,899.44**
Unapplied Cash Bill Payment Expense	0.00	0.00	$0.00
Uncategorized Expense	0.00	0.00	$0.00
Uncategorized Misc. Expense	172.70	0.00	$172.70
Web Hosting (deleted)	0.00	0.00	$0.00
Total Expenses	**$1,742,163.42**	**$1,595,832.07**	**$3,337,995.49**
NET OPERATING INCOME	$ -1,732,814.66	$ -1,474,409.30	$ -3,207,223.96
Other Income			
Interest Income	1,127.23	259.12	$1,386.35
Total Other Income	**$1,127.23**	**$259.12**	**$1,386.35**
Other Expenses			
Exchange Gain or Loss	0.00	-200,080.00	$ -200,080.00
Other Miscellaneous Expense	0.00	0.00	$0.00
Reconciliation Discrepancies	0.00	0.00	$0.00
Total Other Expenses	**$0.00**	**$ -200,080.00**	**$ -200,080.00**
NET OTHER INCOME	$1,127.23	$200,339.12	$201,466.35
NET INCOME	$ -1,731,687.43	$ -1,274,070.18	$ -3,005,757.61